Exhibit 99.5

ZenaTech Releases Video of ZenaDrone’s IQ Nano Indoor Inventory AI Drone for US Defense and Government

Vancouver, British Columbia, (July 17, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today releases an exclusive video of ZenaDrone’s IQ Nano indoor drone for inventory management and security applications. The video footage showcases the drone’s precision navigation in complex warehouse environments for rapid stock-taking and real-time data integration—capabilities that can improve US military logistics and bolsters supply chain modernization.

Watch ZenaDrone’s IQ Nano indoor inventory AI drone in operation here

The ZenaDrone IQ Nano is a tactical indoor drone engineered and designed for GPS-denied, confined, or high-risk environments where traditional systems and personnel face operational challenges. Engineered for precision, it automates inventory management by scanning barcodes or RFID tags in armories and warehouses, while seamlessly integrating with SAP-based systems for real-time NSN (National Stock Number) military stock tracking verification and cycle counts and eliminating human error. Equipped with HD/thermal imaging and LiDAR, and AI-powered anomaly detection, it also combines secure indoor surveillance and security of command centers, ammunition depots, and restricted zones, with stable hover capabilities, and obstacle avoidance.

“With the IQ Nano, we are delivering more than a drone—we’re deploying a mission-critical logistics asset built for a technologically advanced military,” said Shaun Passley, Ph.D., ZenaTech CEO. “The US federal government, including the Department of Defense, operates over a billion square feet of warehouse and storage space globally, representing a large opportunity. Our drone is also designed to operate where GPS fails and risks run high for unmatched precision, automation, and situational awareness. We will commence demonstrations of this product in August, a key step in our go-to-market plan.”

The IQ Nano is part of ZenaDrone's IQ Series product portfolio. This autonomous indoor drone features an NDAA-compliant supply chain that excludes Chinese produced components. The company has initiated submission for the Green UAS certification - the required pathway to Blue UAS (Unmanned Autonomous Systems) approval for US military procurement listing.

Product Specifications:

-Starting from 20” x 20”, an autonomous, compact, and portable footprint

-20 – 25 mins flight time and automatic recharging landing pad

-Equipped with obstacle avoidance features

-SAP-based automated logistics ERP system integration

-Advanced low-light imaging sensors

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in agriculture, defense, logistics and land survey sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network in the US.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.